UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Taboola.com Ltd.

(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE

(Title of Class of Securities)

M8744T106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8744T106	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Adam Singolda
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel and United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 12,893,039
	6.	SHARED VOTING POWER –0–
	7.	SOLE DISPOSITIVE POWER 12,893,039
	8.	SHARED DISPOSITIVE POWER –0–
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,893,039
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	The percentage of shares beneficially owned as set forth in row 11 above is based on 231,883,583 Ordinary Shares outstanding as of November 4, 2021, as reported by the Issuer in Exhibit 99.1 to its 6-K filed with the SEC on November 5, 2021.

Item 1(a). Name of Issuer:

Taboola.com Ltd. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

16 Madison Square West, 7th Floor, New York, NY 10010

Item 2(a). Name of Person Filing:

This statement is being filed on behalf of Adam Singolda (the “Reporting Person”) by the following persons with respect to certain ordinary shares (the “Shares”) of the Issuer.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons:

16 Madison Square West, 7th Floor,

New York, NY 10010

Item 2(c). Citizenship:

Adam Singolda — Israel and United States of America

Item 2(d). Title of Class of Securities:

Ordinary Shares, No Par Value

Item 2(e). CUSIP Number:

M8744T106

Item 3. Not Applicable.

Item 4. Ownership.

As of December 31, 2021, the Reporting Person held 12,893,093 ordinary shares of the Issuer representing 5.6% of the Issuer’s ordinary shares and consisting of 5,988,240 ordinary shares and 6,904,799 options to purchase ordinary shares and restricted stock units that are exercisable or will settle within sixty days of December 31, 2021.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

/s/ Adam Singolda
Name: Adam Singolda